P.E. 2/1/02

02016091

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)
(Translation of Registrant's Name Into English)



México
(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_  No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

In Mexico:

**ASUR**
Adolfo Castro, CFO
T. +(52) 55 284-0408
acastro@asur.com.mx

ASUR
AEROPUERTOS DEL SURESTE

In the United States:

**Breakstone & Ruth**

Luca Biondolillo - investor relations
T. (646) 536-7012
Lbiondolillo@breakstoneruth.com

Jessica Anderson - media relations
T. (646) 536-7002
Janderson@breakstoneruth.com

# ASUR 4Q01 PASSENGER TRAFFIC DECLINES YoY BY 12.28%

Fourth quarter and fiscal year 2001 highlights:

- Accumulated EBITDA for the year to Ps.680.0 million, down year-over-year by 3.83%
- EBITDA for the quarter was Ps.104.3 million, down year-over-year by 25.48%.
- For the year, total passenger traffic declined year-over-year by 1.81%, as a result of declines over the period of 1.89% and 1.74% in domestic and international passenger traffic, respectively.
- Consolidated revenues for the year declined year-over-year by 3.79%.
- Commercial revenues for the quarter increased year-over-year by 17.55% to Ps.11.91 per passenger (US$1.29)
- Consolidated operating income for the quarter declined year-over-year by 54.91%; for the year, consolidated operating income declined year-over-year by 6.61%.
- EBITDA margin for the quarter was 44.02%, compared with 51.72% for the fourth quarter of last year, representing a decrease of 14.88%. EBITDA margin for the year was 58.42%, representing a year-over-year decrease of 0.03%.

**Mexico City, February 19, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR)** (ASUR), the first Mexican airport group to be privatized and to list on the New York and Mexican stock exchanges as well the operator of Cancun International Airport and eight other airports in the southeast region of the country, announced today results for the three- and twelve-month periods ended December 31, 2001.

*All figures in this report referring to the twelve-month period ended December 31, 2001, are audited and are prepared in accordance with Generally Accepted Accounting Principles in Mexico. All figures are presented in constant Mexican pesos as of December 31, 2001. All figures in the tables are in thousands of pesos, unless otherwise indicated. All passenger figures exclude transit passengers and general aviation. Figures for commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.1695.*

## Passenger Traffic

**Table I: Domestic Passengers (in thousands)**

| Airport | 4Q00 | 4Q01 | % change | FY00 | FY01 | % change |
|---|---|---|---|---|---|---|
| Cancun | 408.6 | 419.7 | 2.72 | 1,739.4 | 1,734.2 | (0.30) |
| Cozumel | 32.0 | 22.8 | (28.75) | 143.4 | 116.5 | (18.76) |
| Huatulco | 67.2 | 58.2 | (13.39) | 277.7 | 270.2 | (2.70) |
| Merida | 194.0 | 186.0 | (4.12) | 768.4 | 787.1 | 2.43 |
| Minatitlan | 36.1 | 31.6 | (12.47) | 148.1 | 128.9 | (12.96) |
| Oaxaca | 111.2 | 102.5 | (7.82) | 435.7 | 414.8 | (4.80) |
| Tapachula | 50.7 | 44.1 | (13.02) | 231.9 | 188.2 | (18.84) |
| Veracruz | 112.7 | 105.5 | (6.39) | 436.7 | 446.7 | 2.29 |
| Villahermosa | 133.2 | 123.7 | (7.13) | 513.8 | 519.6 | 1.13 |
| **TOTAL** | **1,145.7** | **1,094.1** | **(4.50)** | **4,695.1** | **4,606.2** | **(1.89)** |

**Note:** Passenger figures exclude transit and general aviation passengers.

**Table II: International Passengers (in thousands)**

| Airport | 4Q00 | 4Q01 | % change | FY00 | FY01 | % change |
|---|---|---|---|---|---|---|
| Cancun | 1,260.7 | 1,030.8 | (18.24) | 6,006.6 | 5,905.8 | (1.68) |
| Cozumel | 75.5 | 61.1 | (19.07) | 456.9 | 448.7 | (1.79) |
| Huatulco | 10.2 | 5.4 | (47.06) | 53.5 | 47.1 | (11.96) |
| Merida | 30.9 | 21.2 | (31.39) | 134.7 | 132.3 | (1.78) |
| Minatitlan | 0.4 | 0.5 | 25.00 | 2.3 | 2.3 | - |
| Oaxaca | 6.0 | 5.1 | (15.00) | 24.1 | 25.4 | 5.39 |
| Tapachula | 0.5 | 0.4 | (20.00) | 2.4 | 2.2 | (8.33) |
| Veracruz | 13.3 | 12.2 | (8.27) | 57.0 | 56.7 | (0.53) |
| Villahermosa | 3.2 | 2.9 | (9.38) | 14.4 | 13.7 | (4.86) |
| **TOTAL** | **1,400.7** | **1,139.6** | **(18.64)** | **6,751.9** | **6,634.2** | **(1.74)** |

**Note:** Passenger figures exclude transit and general aviation passengers.

**Table III: Total Passengers (in thousands)**

| Airport | 4Q00 | 4Q01 | % change | FY00 | FY01 | % change |
|---|---|---|---|---|---|---|
| Cancun | 1,669.3 | 1,450.5 | (13.11) | 7,746.1 | 7,640.0 | (1.37) |
| Cozumel | 107.5 | 83.9 | (21.95) | 600.3 | 565.2 | (5.85) |
| Huatulco | 77.4 | 63.6 | (17.83) | 331.4 | 317.3 | (4.25) |
| Merida | 224.9 | 207.2 | (7.87) | 903.3 | 919.4 | 1.78 |
| Minatitlan | 36.5 | 32.1 | (12.05) | 150.4 | 131.2 | (12.77) |
| Oaxaca | 117.2 | 107.6 | (8.19) | 459.8 | 440.2 | (4.26) |
| Tapachula | 51.2 | 44.5 | (13.09) | 234.4 | 190.4 | (18.77) |
| Veracruz | 126.0 | 117.7 | (6.59) | 494.1 | 503.4 | 1.88 |
| Villahermosa | 136.4 | 126.6 | (7.18) | 528.3 | 533.3 | 0.95 |
| **TOTAL** | **2,546.4** | **2,233.7** | **(12.28)** | **11,448.1** | **11,240.4** | **(1.81)** |

**Note:** Passenger figures exclude transit and general aviation passengers.

Total passenger traffic for fiscal year 2001 declined year-over-year by 1.81%, as a result of declines over the period of 1.89% and 1.74% in domestic and international passenger traffic, respectively.

For the quarter, total passenger traffic declined year-over-year by 12.28%, as a result of declines over the period of 4.50% and 18.64% in domestic and international passenger traffic, respectively.

At Cancun airport, domestic passenger traffic for the quarter improved year-over-year by 2.72%. At the same time, the airport of Cozumel suffered the steepest decline in domestic passenger traffic of the group for the quarter with a year-over-year decline of 28.75%.

International passenger traffic figures were negatively impacted by the tragic events of September 11 in the U.S. Passenger traffic to and from the U.S. to ASUR airports was the most affected by these events, resulting in a year-over-year decline for the quarter of 20.26%. Passenger traffic to and from the U.S. to ASUR airports for the months of October, November and December 2001, declined year-over-year by 26.54%, 21.26% and 13.96%, respectively.

By airport, international passenger traffic for the quarter declined year-over-year by 18.24% at Cancun airport, by 47.06% at Huatulco airport, and by between 9.38% and 31.39% at the remaining airports, with the exception of Minatitlan, where international passenger traffic for the quarter rose year-over-year by 25.00%.

## Consolidated Results for 4Q01

**Table IV: Summary of Consolidated Results for 4Q01**

| Concept | 4Q00 | 4Q01 | % change |
|---|---|---|---|
| Total Revenues | 270,521 | 236,833 | (12.45) |
| Aeronautical Services | 225,725 | 193,057 | (14.47) |
| Non-aeronautical Services | 44,795 | 43,776 | (2.27) |
| Commercial Revenues | 26,852 | 27,608 | 2.81 |
| Operating Profit | 63,255 | 28,522 | (54.91) |
| Operating Margin (%) | 23.38% | 12.04% | (48.50) |
| EBITDA | 139,909 | 104,257 | (25.48) |
| EBITDA Margin (%) | 51.72% | 44.02% | (14.89) |
| Net Income | 42,982 | 10,923 | (74.59) |
| Earnings per Share (*) | 0.1433 | 0.0364 | (74.59) |
| Earnings per ADS in USD | 0.1562 | 0.0397 | (74.59) |

(*) Figures are shown in thousands of constant Mexican pesos as of December 31, 2001. U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.1695.

Consolidated revenues for the quarter declined year-over-year by 12.45% to Ps.236.8 million, mainly due to declines of 14.47% and 2.27% in revenues from aeronautical and non-aeronautical services, respectively, as a result of a decrease in operations caused by the tragic events of September 11 in the U.S.

Commercial Revenues

*ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.*

Commercial revenues for the quarter rose year-over-year by 2.82%, mainly as a result of:

- A 5.55% year-over-year improvement in retail revenues for the quarter in conjunction with the entry of new commercial operators at Cancun airport in November and at Cozumel and Merida airports in the last weeks of December.

- A 16.29% rise in revenues for the quarter from parking lots, as ASUR took direct control of these operations at the Veracruz and Oaxaca airports this year. Prior to this, parking lots at these airports were operated by a third-party.

- An 86.02% year-over-year rise in revenues from food and beverage concessions for the quarter, as a result of the opening of the new concessions at the airport of Cancun.

The above was partially offset by:

- A 59.76% year-over-year decline in revenues generated by non-permanent ground transportation for the quarter due to the dispute with the operators of pre-paid transportation at the airport of Cancun. Even though the contract at issue was renegotiated, revenues from non-permanent ground transportation are not expected to increase until the curbside works agreed upon under the term of the agreement are completed.

- A 54.22% year-over-year decline in revenues from banking and foreign exchange services for the quarter, as the former operators of these services moved out of their facilities during the fourth quarter and the new operators started operations only during the first quarter of 2002.

**Table V: Commercial Revenues for 4 Q01**

| Concept | 4Q00 | 4Q01 | % change |
|---|---|---|---|
| **Total Passengers** (*) | | | |
| Commercial Revenues | 26,852 | 27,608 | 2.82 |
| Passengers (in thousands) | 2,651 | 2,319 | (12.52) |
| Commercial Revenues per Passenger, in Ps. | 10.13 | 11.91 | 17.57 |

(*) For purposes of this table, 104.6 thousand and 85.1 thousand transit and general aviation passengers are included for 4Q00 and 4Q01, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of December 31, 2001.

During the fourth quarter, ASUR opened to the public the new domestic departure areas at Cancun International Airport. In addition, significant improvements were made to Terminal B.

The new departure areas have central air-conditioning and are equipped with departure/arrival monitors. In addition, they were equipped with new bathrooms in order to improve passenger comfort.

Enlarged and remodeled, Terminal B now has 22 boarding gates with access directly to the platform and seating capacity for 1,465 people.

As a result of these improvements, passengers traveling through Cancun International Airport have access to more and significantly improved services.

The departure area includes food and beverage units, as well as duty free and convenience shops. Among others, the following stores have already opened: Duty Free Aldeasa, Corona Beach Bar, Baskin-Robbins, Grab & Go,

Guacamole Grill, Domino´s Pizza, Burger King, Kalhúa Café, TGI Friday's, Señor Frog´s, International News Shop and Coral Reef.

During December 2001 the new commercial centers at the airports of Mérida and Cozumel started operations.

The opening of these two new commercial centers enables ASUR to offer better level of service to domestic and international tourists traveling through these airports to visit tourist destinations near Merida and Cozumel.

The operators of the commercial centers at these airports are internationally recognized and were selected to offer a wide variety of quality services and products at competitive prices.

Fast food restaurants, convenience and destination stores (Mexican handicrafts), duty free, and banking and foreign exchange services are among the shops opened at Merida International Airport. Hard Rock Café, an electronics shop and the Montejo Bar are expected to begin operations during the first quarter of 2002.

At Cozumel International Airport, a fast food restaurant and destination shops were opened. The duty free shop is expected to begin operating in February 2002.

Operations at the Cancun commercial center have been satisfactory since its opening in November, with positive surprises in certain lines of business such as souvenirs and a slow but acceptable start for the duty free operator.

Operating Expenses

**Table VI: Operating Costs and Expenses for 4Q01**

| Concept | 4Q00 | 4Q01 | % change |
|---|---|---|---|
| Cost of Services | 75,656 | 84,762 | 12.04 |
| Administrative | 28,296 | 30,348 | 7.25 |
| Technical Assistance | 13,138 | 5,744 | (56.28) |
| Concession Fees | 13,521 | 11,723 | (13.30) |
| Depreciation and Amortization | 76,654 | 75,735 | (1.20) |
| **TOTAL** | **207,266** | **208,311** | **0.50** |

**Note**: Figures are shown in thousand of constant Mexican pesos as of December 31, 2001.

Total operating costs and expenses for the quarter were nearly flat year-over-year.

The cost of services for the quarter rose year-over-year by 12.04%, mainly due to: an increase in third party liability insurance costs in October, including third party liability coverage for terrorist activities, resulting from the tragic events of September 11 in the U.S.; an increase in legal fees in connection with legal proceedings that did not exist during the same quarter of last year; and, finally, one-time costs incurred in connection with the inaugural ceremony of the new commercial center at Cancun airport. These costs were partially offset by the year-over-year decline in the cost of personnel for the quarter resulting from the reduction in headcount that took place mainly in the fourth quarter of 2000.

Administrative expenses for the quarter rose year-over-year by 7.25%, as a result of the reclassification of travel expenses incurred by ITA, ASUR's strategic partner. These were previously classified as part of costs of technical assistance.

The cost of technical assistance for the quarter declined year-over-year by 56.28%, mainly as a result of the decline in revenues and EBITDA.

Concession fees for the quarter declined year-over-year also as a result of the decline in revenues experienced in the period.

ASUR's operating margin for the fourth quarter declined year-over-year by 11.34 percentage points to 12.04%, from 23.38% for the same period in 2000. This was the result of the year-over-year 12.45% decline in revenues for the quarter, combined with a 0.50% increase in certain costs, as explained above.

Net income for the quarter declined year-over-year by 74.59%, mainly as a result of the drop in revenues experienced in the period.

**Table VII: Summary of Consolidated Results for FY01**

| Concept | FY00 | FY01 | % change |
|---|---|---|---|
| Total Revenues | 1,210,151 | 1,164,255 | (3.79) |
| Aeronautical Services | 1,032,174 | 988,670 | (4.21) |
| Non-aeronautical Services | 177,977 | 175,585 | (1.34) |
| Commercial Revenues | 102,233 | 98,939 | (3.22) |
| Operating Profit | 403,948 | 377,245 | (6.61) |
| Operating Margin (%) | 33.38% | 32.40% | (2.94) |
| EBITDA | 707,241 | 680,183 | (3.83) |
| EBITDA Margin (%) | 58.44% | 58.42% | (0.03) |
| Net Income | 218,808 | 252,750 | 15.51 |
| Earnings per Share (*) | 0.7294 | 0.8425 | 15.51 |
| Earnings per ADS in USD | 0.7954 | 0.9188 | 15.51 |

(*) Figures are shown in thousands of constant Mexican pesos as of December 31, 2001. U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.1695.

Consolidated revenues for fiscal 2001 declined year-over-year by 3.79% to Ps.1,164.2 million, mainly as a result of:

- Year-over-year declines of 4.21% and 1.34% in aeronautical and non-aeronautical services, respectively, mainly as a result of the decline in operations and traffic level in connection with the events of September 11.

The Mexican airlines Aeroméxico, Mexicana de Aviacion, Aerolitoral and Aeromar suspended the payments of tariffs adjustment in June 2001, following a prescribed adjustment for inflation of these tariffs.

Commercial Revenues

The 3.22% year-over-year decline in commercial revenues for fiscal 2001 was mainly due to:

- A year-over-year 79.05% decline in revenues generated by non-permanent ground transportation, mainly resulting from the dispute with the operators of pre-paid transportation at Cancun airport and the temporary closing of a number of stores due to the remodeling projects at all airports, particularly at Cancun, Cozumel and Merida.

This was partially offset by:

- A 30.21% year-over-year increase in duty-free revenues and a 41.97% year-over-year increase in revenues from parking lots, as ASUR took direct control of the operation of the parking lots at the Veracruz and Oaxaca airports in 2001.

**Table VIII: Commercial Revenues for FY01**

| Concept | FY00 | FY01 | % change |
|---|---|---|---|
| **Total Passengers (*)** | | | |
| Commercial Revenues | 102,233 | 98,939 | (3.22) |
| Passengers | 11,883 | 11,622 | (2.20) |
| Commercial Revenues per Passenger, in Ps. | 8.60 | 8.51 | (1.05) |

(*) For the purposes of this table, 435.0 thousand and 382.0 thousand transit and general aviation passengers are included in the figures for FY00 and FY01, respectively. Figures are shown in thousand of constant Mexican pesos as of December 31, 2001.

Operating Expenses

**Table IX: Operating Costs and Expenditure for FY01**

| Concept | FY00 | FY01 | % change |
|---|---|---|---|
| Cost of Services | 282,007 | 288,191 | 2.19 |
| Administrative | 105,613 | 99,592 | (5.70) |
| Technical Assistance | 54,823 | 38,085 | (30.53) |
| Concession Fees | 60,467 | 58,204 | (3.74) |
| Depreciation and Amortization | 303,293 | 302,938 | (0.12) |
| **TOTAL** | **806,203** | **787,010** | **(2.38)** |

**Note:** Figures are shown in thousand of constant Mexican pesos as of December 31, 2001.

Cost of services for the year increased year-over-year by 2.19%, mainly due to a 36.17% increase in the cost of security services for the period, as these services are now rendered by external personnel. This increase was partially offset by a 17.38% year-over-year decline in personnel costs.

Administrative expenses for the year declined year-over-year by 5.70%, mainly as a result of a 10.00% reduction in administrative personnel when compared with the previous year.

The cost of technical assistance for fiscal year 2001 decreased year-over-year by 30.53%, mainly as a result of the decline in EBITDA in the period.

Concession fees, which are the fees that ASUR pays to the Mexican government, declined by 3.74% for the year, as a result of the decline in ASUR's revenues for the period.

Depreciation and amortization for fiscal 2001 declined year-over-year by 0.12%, mainly as certain assets acquired in 1998 have been fully depreciated.

Operating profit for fiscal 2001 declined year-over-year by 6.61%.

Net income for 2001 increased year-over-year by 15.51%, mainly due to the decline, in percentage terms, of costs, expenditures and deferred PTU, which was partially offset by the increase in deferred taxes for the year.

## Tariff Regulation

The majority of ASUR's activities are regulated by the Mexican Ministry of Communications and Transport through maximum rates, which represent the rates to be charged to customers that would yield the maximum possible revenue allowed per traffic unit at each airport.

ASUR's regulated revenues for fiscal year 2001, using Mexico's national producer price index excluding petroleum (INPP), were Ps.1,014.6 million, resulting in an average implicit rate of Ps.86.75 per traffic unit, equal to 99.78% of the maximum tariff.

Compliance with the maximum rates is reviewed on an annual basis at the close of each year by the Mexican Ministry of Communications and Transportation.

## Balance Sheet

As of December 31, 2001, rights to use airport facilities and airport concessions represented 88.10% of ASUR's total assets. Current assets represented 9.50% and other assets 2.40%.

Cash and cash equivalents on December 31, 2001, were Ps.878.8 million.

Stockholders' equity and total liabilities as of December 31, 2001, represented 95.92% and 4.08% of the total assets, respectively; 82.16% of ASUR's liabilities are deferred liabilities.

**About ASUR:**

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

*Some of the statements contained in this press release discuss future expectations or state other "forward-looking" information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made, and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.*

## FINANCIAL TABLES TO FOLLOW

## Operating Results per Airport
**In thousands of constant Mexican pesos as of December 31, 2001**

| Concept | 4Q00 | 4Q01 | % change | FY00 | FY01 | % change |
|---|---|---|---|---|---|---|
| **Cancun** | | | | | | |
| Aeronautical Revenues | 153,970 | 130,225 | (15.42) | 725,384 | 697,812 | (3.80) |
| Non-aeronautical Revenues | 31,072 | 31,849 | 2.50 | 125,802 | 120,128 | (4.51) |
| Operating Profit | 71,710 | 40,365 | (43.71) | 387,570 | 363,513 | (6.21) |
| EBITDA | 119,427 | 87,720 | (26.55) | 576,508 | 552,933 | (4.09) |
| **Cozumel** | | | | | | |
| Aeronautical Revenues | 8,147 | 6,538 | (19.75) | 49,136 | 46,193 | (5.99) |
| Non-aeronautical Revenues | 1,980 | 1,817 | (8.25) | 8,827 | 10,097 | 14.39 |
| Operating Profit | (1,668) | (3,976) | (138.43) | 4,777 | 8,015 | 67.80 |
| EBITDA | 2,211 | (32) | (101.44) | 20,230 | 23,793 | 17.61 |
| **Merida** | | | | | | |
| Aeronautical Revenues | 17,907 | 17,212 | (3.88) | 73,969 | 73,497 | (0.64) |
| Non-aeronautical Revenues | 4,144 | 3,176 | (23.37) | 17,464 | 17,108 | (2.04) |
| Operating Profit | 600 | (200) | (133.40) | 9,234 | 13,751 | 48.93 |
| EBITDA | 7,091 | 6,089 | (14.13) | 34,860 | 38,908 | 11.61 |
| **Others** | | | | | | |
| Aeronautical Revenues | 45,700 | 39,082 | (14.48) | 183,686 | 171,167 | (6.82) |
| Non-aeronautical Revenues | 7,599 | 6,934 | (8.74) | 25,884 | 28,252 | 9.15 |
| Operating Profit | (7,387) | (7,666) | 3.77 | 2,368 | (8,035) | (439.35) |
| EBITDA | 11,180 | 10,480 | (6.26) | 75,643 | 64,549 | (14.67) |
| **TOTAL** | | | | | | |
| Aeronautical Revenues | 225,725 | 193,057 | (14.47) | 1,032,174 | 988,670 | (4.21) |
| Non-aeronautical Revenues | 44,795 | 43,776 | (2.28) | 177,977 | 175,585 | (1.34) |
| Operating Profit | 63,255 | 28,522 | (54.91) | 403,948 | 377,245 | (6.61) |
| EBITDA | 139,909 | 104,257 | (25.48) | 707,241 | 680,183 | (3.83) |

ASUR
AEROPUERTOS DEL SURESTE

**GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.**
**CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31 ST, 2001**
**(Thousands of Mexican pesos in purchasing power as of December 31 st,2001)**

| ITEM | DECEMBER 2001 | DECEMBER 2000 | VARIATION | % |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | 878,778 | 584,482 | 294,296 | 50 |
| Trade receivables, net | 129,353 | 99,598 | 29,756 | 30 |
| Recoverable taxes and other current assets | 48,846 | 15,764 | 33,081 | 210 |
| Investment in subsidiaries | 0 | 0 | 0 | 0 |
| **Total Current Assets** | 1,056,977 | 699,844 | 357,133 | 51 |
| **Fixed Assets** | | | | |
| Machinery, furniture and equipment, net | 73,097 | 73,308 | (210) | (0) |
| Rights to use airport facilities, net | 2,064,161 | 2,141,912 | (77,751) | (4) |
| Improvements to use airport facilities, net | 345,872 | 66,502 | 279,371 | 420 |
| Constructions in process | 130,713 | 85,384 | 45,329 | 53 |
| Others | 50,448 | 56,645 | (6,197) | (11) |
| **Total Fixed Assets** | 2,664,291 | 2,423,750 | 240,541 | 10 |
| **Defferred Assets** | | | | |
| Airports concessions, net | 7,391,705 | 7,591,845 | (200,140) | (3) |
| Defferred income taxes | 0 | 0 | 0 | 0 |
| Other | 12,192 | 3,887 | 8,306 | 214 |
| **Total Defferred Assets** | 7,403,897 | 7,595,732 | (191,835) | (3) |
| **TOTAL ASSETS** | 11,125,165 | 10,719,325 | 405,840 | 4 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | | | |
| **Current Liabilities** | | | | |
| Trade accounts payable | 1,281 | 15,697 | (14,417) | (92) |
| Notes payable | 0 | 0 | (0) | (100) |
| Accrued expenses and others payables | 77,168 | 58,223 | 18,945 | 33 |
| **Total Current Liabilities** | 78,449 | 73,921 | 4,528 | 6 |
| **Long term liabilities** | | | | |
| Other | 2,176 | 5,155 | (2,979) | (58) |
| Defferred income taxes | 337,243 | 184,545 | 152,698 | 83 |
| Defferred employees profit sharing | 36,007 | 37,592 | (1,586) | (4) |
| Labor Obligations | 429 | 0 | 429 | 0 |
| **Total long term liabilities** | 375,855 | 227,292 | 148,563 | 65 |
| **TOTAL LIABILITIES** | 454,304 | 301,213 | 153,091 | 51 |
| **STOCKHOLDER'S EQUITY** | | | | |
| Capital stock | 9,923,688 | 9,923,688 | 0 | 0 |
| Legal Reserve | 23,957 | 13,193 | 10,764 | 82 |
| Share repurchase reserve | 43,058 | 0 | 43,058 | 0 |
| Net Income for the period | 252,750 | 218,808 | 33,941 | 16 |
| Retained earnings | 427,408 | 262,422 | 164,986 | 63 |
| **TOTAL STOCKHOLDER'S EQUITY** | 10,670,861 | 10,418,112 | 252,749 | 2 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | 11,125,165 | 10,719,325 | 405,840 | 4 |

ASUR
AEROPUERTOS DEL SURESTE

**GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.**
**CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st TO DECEMBER 31 ST OF 2001**
**(Thousands of Mexican pesos in purchasing power as of December 31 st, 2001)**

| ITEM | ACCUMULATIVE 2001 | ACCUMULATIVE 2000 | VARIATION % | Quarter 2001 | Quarter 2000 | VARIATION % |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Aeronautical Services | 988,670 | 1,032,174 | (4) | 193,057 | 225,725 | (14) |
| Non-Aeronautical Services | 175,585 | 177,977 | (1) | 43,776 | 44,795 | (2) |
| **Total Revenues** | **1,164,255** | **1,210,151** | **(4)** | **236,833** | **270,521** | **(12)** |
| **Operating Expenses** | | | | | | |
| Cost of services | 288,191 | 282,007 | 2 | 84,762 | 75,656 | 12 |
| General and administrative expenses | 99,591 | 105,613 | (6) | 30,348 | 28,296 | 7 |
| Technical Assistance | 38,085 | 54,823 | (31) | 5,744 | 13,138 | (56) |
| Concession fee | 58,204 | 60,467 | (4) | 11,723 | 13,521 | (13) |
| Depreciation and Amortization | 302,938 | 303,293 | (0) | 75,735 | 76,654 | (1) |
| **Total Operating Expenses** | **787,010** | **806,203** | **(2)** | **208,311** | **207,266** | **1** |
| **Operating Income** | **377,245** | **403,948** | **(7)** | **28,522** | **63,255** | **(55)** |
| **Comprehensive Financing cost** | **34,892** | **(14,942)** | **(334)** | **(10,313)** | **13,406** | **(177)** |
| **Extraordinary expenses** | | | | | | |
| Rescue Clause | 6,690 | 0 | | (2,105) | 0 | **0** |
| **Income Before Income Taxes** | **405,446** | **389,006** | **4** | **20,314** | **76,661** | **(74)** |
| Provision for Income Taxes | 0 | 0 | 0 | 0 | 0 | 0 |
| Defferred income taxes | 152,697 | 132,606 | 15 | 9,391 | 32,428 | (71) |
| Defferred employees profit sharing | 0 | 37,592 | 0 | 0 | 1,251 | 0 |
| **Net Income for the Year** | **252,750** | **218,808** | **16** | **10,923** | **42,982** | **(74.59)** |
| Earning per share | **0.8425** | **0.7294** | **15.51** | **0.0364** | **0.1433** | **(74.59)** |
| Earning per ads usd | **0.9188** | **0.7954** | **15.51** | **0.0397** | **0.1562** | **(74.59)** |

exchange rate per dollar 9.1695

**ASUR**

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1st 2001 TO DECEMBER 31 st 2001 AND 2000
(Thousands of Mexican pesos in purchasing power as of December 31 st, 2001)

| ITEM | ACCUMULATIVE 2001 | ACCUMULATIVE 2000 | VARIATION % | QUARTER 2001 | QUARTER 2000 | VARIATION % |
|---|---|---|---|---|---|---|
| **Net Income for the Year** | **252,750** | **218,808** | **15.51** | **10,923** | **42,982** | **(74.59)** |
| Depreciation and Amortization | 302,938 | 303,293 | **(0.12)** | 75,735 | 76,654 | **(1.20)** |
| **Resources provided by operations** | **555,688** | **522,102** | **6.43** | **86,658** | **119,636** | **(27.57)** |
| **Changes in operating assets and liabilities:** | | | | | | |
| Decrease (increase) in: | | | | | | |
| Trade receivables | (29,756) | 17,487 | (270.16) | (9,297) | (15,408) | (39.66) |
| Recoverable taxes and other current assets | (33,081) | 44,616 | (174.15) | (26,212) | 9,793 | (367.66) |
| Other defferred assets | (8,306) | (2,279) | 264.40 | (6,662) | (1,773) | 275.81 |
| Increase (decrease) in: | | | | | | |
| Trade accounts payable | (10,677) | 8,279 | (228.97) | 736 | (6,606) | (111.14) |
| Accrued expenses and others payables | 15,205 | (36,455) | (141.71) | 12,671 | (4,729) | (367.94) |
| Long term liabilities | 148,563 | 186,059 | (20.15) | 17,333 | 29,894 | (42.02) |
| Resources provided by (used for) working capital | **81,948** | **217,706** | **(62.36)** | **(11,431)** | **11,170** | **(202.34)** |
| **Resources provided by (used for) operating activities** | **637,636** | **739,808** | **(13.81)** | **75,226** | **130,807** | **(42.49)** |
| **Resources provided by (used for) financing activities:** | **(0)** | **(308,510)** | **(100.00)** | **(0)** | **0** | **(233.02)** |
| Notes payable | (0) | (308,510) | (100.00) | (0) | 0 | (233.02) |
| Others | | | | | | |
| **Resources provided by (used for) investing activities:** | **(343,340)** | **(217,061)** | **58.18** | **(102,793)** | **(48,222)** | **113.17** |
| Investments in machinery, furniture and equipment, net | (22,827) | (27,109) | (15.80) | (662) | (6,586) | (89.95) |
| Investments in rights to use airport facilities | (281,381) | (66,700) | 321.86 | (217,438) | (48,100) | 352.06 |
| Investments in constructions in process | (45,329) | (84,162) | (46.14) | 135,606 | 9,075 | 1,394.21 |
| Investments in others | 6,197 | (39,089) | (115.85) | (20,299) | (2,611) | 677.30 |
| **Increase (Decrease) in cash and cash equivalents** | **294,296** | **214,237** | **37.37** | **(27,566)** | **82,585** | **(133.38)** |
| Cash and cash equivalents at beginning of the financial period | **584,482** | **370,245** | **57.86** | **906,344** | **501,897** | **80.58** |
| **Cash and cash equivalents at the end of the financial period** | 878,778 | 584,482 | 50.35 | 878,778 | 584,482 | 50.35 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: February 21, 2002